Annual Shareholder Meeting Results

PIMCO Income Strategy Fund held their annual meetings of shareholders on April 28, 2017. Shareholders voted as indicated below:

PIMCO Income Strategy Fund

Re election of William B. Ogden, IV Class I to serve until the annual meeting held during the 2019 2020 fiscal year
                       Withheld
Affirmative            Authority
21,711,000             524,118

Re election of Hans W. Kertess Class I to serve until the annual meeting held during the 2019 2020 fiscal year
1,968                  28

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Craig A. Dawson, Bradford K. Gallagher, James A. Jacobson, John C. Maney and Alan Rappaport continued to serve as Trustees of the Fund.